
January 21, 2009

Mr. Alan T. Ennis
Executive Vice President and CFO, Revlon, Inc.
237 Park Avenue
New York, NY 10017

Re: **Revlon, Inc.**
Revlon Consumer Products Corporation
Form 10-K for the year ended December 31, 2008
Definitive Proxy Statement Filed April 21, 2009
File Nos. 1-11178; 033-59650

Dear Mr. Ennis:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Errol Sanderson, Financial Analyst, at (202) 551-3711, Dieter King, Attorney, at (202) 551-3728, or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant